

Mail Stop 4561

March 29, 2010

Gary S. Barancik
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Boulevard
Stamford, CT 06901

> **Re: BPW Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **File No. 001-33979**

Dear Mr. Barancik:

        We have reviewed your letter dated March 25, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2010.

General

1.   We refer to prior comment 1. Please explain how you came to the conclusion that pro forma financial information is not required because the proposed Warrant Amendments are of not of "any consequence to BPW's financial condition or results, whether as a standalone business or following the consummation of its contemplated initial combination with The Talbots, Inc."

2.   We have reviewed your Form 8-K filed on March 26, 2010, in which you state that certain BPW Warrant holders have already agreed to deliver consents to the Warrant Amendments. Please tell us how you were able to obtain these agreements consistent with Regulation 14A. In addition, please tell us, and disclose in your preliminary proxy statement, the names of the parties with whom you have executed these agreements and the number of warrants as to which each person has given its consent.

The Warrant Amendment

Description of the Warrant Amendment, page 5

3.   We note your response to prior comment 2. Without expressing any view on the analysis you provided in that response, we refer to your statement in the response to prior comment 4 that Talbots will not be a successor to BPW. We also note that you are soliciting consents for the Warrant Amendments (which will represent the right to acquire Talbots Common Stock) and simultaneously engaging in a registered exchange offer with respect to BPW Warrants. Accordingly, please tell us what exemption from Securities Act registration you are relying on with respect to the offer and sale of the warrants to acquire Talbots Common Stock to holders of unexchanged BPW Warrants arising as a result of the consent solicitation. Also, please tell us your intentions regarding registration of the issuance of Talbots Common Stock upon the exercise of the warrants to acquire Talbots Common Stock.

4.   We refer to prior comment 3 and note that you will revise the relevant disclosure. In your response letter and, if not in your revised preliminary proxy statement, please provide us with the discussion you intend to provide regarding the reason for the proposed modifications.

5.   We note your response to prior comment 4, setting forth your interpretation of Section 18 of the Warrant Agreement. Please disclose this interpretation in your preliminary proxy statement. In addition, please disclose all material facts concerning the ongoing litigation with respect to this interpretation.

Security Ownership of Certain Beneficial Owners and Management, page 8

6.   We note your response to prior comment 5, regarding the applicability to your filing of Item 6(d) of Schedule 14A, which requires disclosure of information regarding the beneficial owners of more than 5% of the outstanding BPW Warrants, presented in a manner consistent with Rule 403. You have cited Rule 12b-2 in support of your position that this disclosure is not required. Rule 12b-2 applies by its terms specifically to rules contained in Regulations 12B, 13A and 15D, or in the forms for statements and reports filed pursuant to Sections 12, 13 and 15(d). Please provide additional support for your position that this disclosure is not required, particularly in light of the fact that you are seeking the vote of the BPW Warrant holders.

                        *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (212) 403-2341
        Matthew M. Guest, Esq.
        Wachtell, Lipton, Rosen & Katz